Global Partner Acquisition Corp II

200 Park Avenue 32nd Floor

New York, New York 10166

April 18, 2024

VIA EDGAR

Attention:	Nudrat Salik Michael Fay Jessica Ansart Lauren Nguyen

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Global Partner Acquisition Corp II
Amendment No. 1 to Registration Statement on Form S-4
Filed March 25, 2024
File No. 333- 276510

Ladies and Gentlemen:

This letter sets forth the response of Global Partner Acquisition Corp II (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated April 12, 2024, with respect to the above referenced Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is publicly filing Amendment No. 2 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Second Amendment. Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 1 to Registration Statement on Form S-4 Filed March 25, 2024

Cover Page

1.

We note your response to comment 9 and your revised disclosure here that you expect the combined company to be considered a “controlled company” upon closing. Please revise your disclosure here and throughout the registration statement to clearly identify the controlling shareholder and disclose the percentage of voting power that the shareholder will hold following completion of the offering.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Proxy Statement, Notice of Extraordinary General Meeting and on pages 29, 40, 103, and 310 of the Revised Registration Statement.

Summary of the Proxy Statement/Prospectus

Star Power, page 2

2.

We note your response to comment 5 and your revised disclosure here discussing the company’s focus on the midstream refinery process. Please revise to state, as you do in your response, that the company will seek to enter into letters of intent and memoranda of understanding to avail itself of brine feedstock supply and that its business strategy will depend on these agreements.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 255 of the Revised Registration Statement.

Organizational Structure, page 3

3.

We note your response to comment 6 and your revised disclosure here including to show that Global Partner Sponsor II LLC has a 80.69% ownership interest in GPAC II prior to the business combination. Please revise to also clarify who holds the remaining ownership interest in GPAC II prior to the business combination.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 4 of the Revised Registration Statement.

Equity Ownership Upon Closing, page 4

4.

We note your response to comment 7 and your revised disclosure here and throughout the registration statement. Please amend your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at each redemption level, taking into account the post-transaction equity value of the combined company. Your disclosure should show the impact of certain equity issuances on the per share value of the shares, including the exercises of public and private warrants under each redemption scenario. In this regard, please separate line items to show the impact of the exercises of each the public warrants and the private placement warrants.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8 and 9 of the Revised Registration Statement.

5.

We note your revised disclosure here to include the 127,777 non-redemption shares in your sensitivity analysis. We note your disclosure in footnote 4 and on page viii that these shares will be issued pursuant to non-redemption agreements that were entered into with certain unaffiliated third parties so that they would not redeem an aggregate of 1,503,254 Class A ordinary Shares in connection with the 2024 Extension Amendment Proposal. Please clarify whether the holders of these shares are GPAC II Public Shareholders and whether these public shareholders will have redemption rights with respect to these shares.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages viii, 6, 7, 39, 137, 248 and 251 of the Revised Registration Statement.

Conditions to Completion of the Business Combination Agreement, page 8

6.

We note your response to comment 10 and your revised disclosure here and throughout the registration statement. Please revise to clearly indicate whether any or all of the conditions to the obligations of Stardust Power can be waived. Please also revise your disclosure beginning on page 126 to clearly identify each closing condition that is subject to waiver as you have done here.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 10 and 130 of the Revised Registration Statement.

The GPAC II Board’s Reasons for the Approval of the Business Combination, page 18

7.

We note your response to comment 12 and your revised disclosure here and throughout the registration statement. In your response, you state that “the evaluation of Stardust Power included a discount to account for the risk inherent in an investment of a development stage company.” Please revise your disclosure, including in the Background of the Business Combination section, to disclose the discount rate and address how this discount was determined and its impact on negotiations of the payable consideration.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, when the Company was evaluating Stardust Power, the Company considered many factors, including the fact that Stardust Power is a development stage company and does not yet have any operations. The development stage company status was one factor that mitigated the attractiveness of this investment opportunity. This factor, along with the other factors described under “The GPAC II Board’s Reasons for the Approval of the Business Combination,” were all used in preparing the valuation range that GPAC II used in its negotiations with Stardust Power. The Company did not apply a specific discount rate for this factor. The Company has revised the disclosure on pages 21 and 159 of the Revised Registration Statement.

Q: How will the Combined Company Public Warrants differ from the Combined Company Private Placement Warrants and what are the related risks, page 45

8.

We note your response to comment 17 and reissue the comment in part. Please revise your disclosure here to clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 54 of the Revised Registration Statement.

Nasdaq may delist the Combined Company’s securities from trading on its exchange, which could limit investors’ ability to make transactions, page 91

9.

We note the disclosure that the Nasdaq Hearing Panel’s hearing for GPAC II was scheduled to be held on April 2, 2024 and that GPAC II presented its views with respect to its additional listing deficiency to the Panel in writing on February 5, 2024. Please revise to update the disclosure in regard to GPAC II’s listing remediation.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 94, 232 and 249 of the Revised Registration Statement.

Negotiations with Stardust Power, page 143

10.

We note your response to comment 21 and we reissue the comment. Please revise to include additional detail to describe the changes in the agreements. For example, please describe the “mechanics to deal with certain items of indebtedness that had surfaced during GPAC II’s due diligence, among other revisions.”

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 145, 147 and 148 of the Revised Registration Statement.

11.	We note your response to comment 22 and your revised disclosure on page 144 and reissue the comment in part. Please also disclose the date on which you retained Kirkland & Ellis.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 147 of the Revised Registration Statement.

Discounted Cash Flow Analysis, page 150

12.

We note your response to comment 28 and your revised disclosure stating that “Stardust Power’s financial projections were not presented to the Board, but rather Enclave was asked to create and use in its preparation of the Fairness Opinion its own metrics based on financial and other information provided by Stardust Power.” We further note your revised disclosure on page 152 stating that “Enclave selected and applied reference range multiples of (i) 1.5x to 2.5x to Enclave’s independently forecasted revenue of Stardust Power for an appropriate period and (ii) 3.0x to 5.0x to the projected EBITDA of Stardust Power for the same, in each case as reflected in Enclave’s independently derived forecast of Stardust Power’s revenue and EBITDA for such periods based on information supplied by Stardust Power […].” Please clarify what types of “financial and other information” Stardust Power provided to Enclave that permitted Enclave to derive forecasted revenue and EDITDA and whether any of that information was prospective. Please also clarify the period that was “an appropriate period” for the forecasted revenue and EBITDA and how it was determined to be “appropriate.”

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the financial and other information of Stardust Power provided to Enclave included: information about the proposed size and production capacity of the refinery in each phase, an estimated timeline and milestones needed to complete Phase 1 only, the potential Oklahoma state incentives that may be available to Stardust Power and information on the lithium market and peer companies, including estimated battery-grade lithium prices based on Benchmark Minerals’ long-term price study, revenue potential (calculated as the product of production capacity multiplied by a lithium price forecast prepared by Benchmark Mineral, a third party industry data provider), upfront estimates of initial capital expenditures for Phase 1 and Phase 2, an illustrative gross margin for the full year 2029, illustrative operating margin for the full year 2029 and illustrative operating expenditures for each megaton of lithium produced. Other than the foregoing, no forecasted operational or financial information was prepared by Stardust Power. The information did not include any forecasted financial information for specific fiscal periods prepared by Stardust Power. As Stardust Power is a development stage company, the potential size and capacity of the facility and timeline is prospective in nature.

The Company also advises the Staff that in determining the “appropriate period” for its independently developed financial projections, Enclave selected a period from 2023 through 2030. Enclave selected this period based on its application of valuation multiples, which were derived from an analysis of mature publicly traded comparable companies, and such period was based upon an assessment of the earliest year when Enclave believed the financial performance of Stardust Power would be comparable to the selected comparable companies with respect to revenue growth and operating margins.

Summary of Financial Analyses, page 150

13.

We note your response to comment 29 and reissue in part. With respect to each of the selected publicly traded companies analysis and the selected precedent transactions analysis, please revise your disclosure to address the following:

•

We note your revised disclosure that Enclave selected publicly traded companies and precedent transactions in part based on “their comparability to Stardust Power.” Please revise to disclose the criteria on which comparability to Stardust Power was determined for the selected companies and transactions.

•

We note your revised disclosure that when selecting each of the comparable companies and transactions, “Enclave also considered the operational history of companies.” Please revise your disclosure to explain what specifically was considered with respect to operational history. For example, clarify whether Enclave selected development stage companies or a range of companies at various stages in their operational development.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 154 of the Revised Registration Statement.

Material U.S. Federal Income Tax Consequences of the Domestication and Redemption to Public Shareholders, page 198

14.

We note your response to comment 30 and reissue the comment in part. We note your disclosure on page 200 that the Domestication “will qualify as a reorganization” and that “[t]his conclusion is not free from doubt.” It therefore appears that there is uncertainty regarding the tax treatment. If there is uncertainty regarding the tax treatment of the transactions, counsel may (1) issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty and (2) explain why it cannot give a firm opinion. For guidance, refer to Section III.B.2 of Staff Legal Bulletin 19.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 30, 51, 114 and

203 of the Revised Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 215

15.

We note your response to comment 32. Please note that Rule 11-01(a)(8) of Regulation S-X requires pro forma financial information when consummation of other transactions has occurred or is probable for which disclosure of pro forma financial information would be material to investors. We believe pro forma financial information is required for your January 10, 2024 agreement to purchase land given the significance of the purchase price of the land relative to your pro forma balance sheets. Please revise accordingly. If you will be financing the purchase and recording a liability, please also disclose the terms of the financing.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and respectfully submit that we have added discussion in adjustment K and L to reflect the impact of the purchase, and we have set up a corresponding payable that is expected to be paid out of the existing cash balance that the Company would have on hand at year end. Please see revised disclosure on pages 224 and 228 of the Revised Registration Statement.

16.

We note in connection with the Non-Redemption Agreements, “the Sponsor agreed to transfer or cause to be issued for no consideration an aggregate of 127,777 shares and simultaneous forfeiture of 127,777 shares in the case of an issuance of a transfer in connection with the consummation of the Business Combination. It is anticipated that there will be a new issuance of 127,777 shares in accordance with the Non-Redemption Agreements.” Please disclose your accounting for this transaction and provide a related pro forma adjustment. Refer to Staff Accounting Bulletin Topic 5.T to the extent applicable.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and respectfully submits that the impact of new issuance of shares is accounted for as part of the recapitalization since it would be carved out of the previously forfeited Class B Sponsor shares. Accordingly, the Company has revised the disclosure in adjustment C on pages 224, 226 and 227 of the Revised Registration Statement.

Information about GPAC II

Directors and Executive Officers, page 235

17.

We note your response to comment 41 and your revised disclosure here discussing the track record of certain directors and executive officers with SPACs. We further note that several individuals, including your CEO and Chairman, are affiliated with Constellation Acquisition Corp I, which appears to be in the process of searching for a target company. Please revise to disclose in an appropriate section of the registration statement whether the SPAC’s sponsors considered more than one active SPAC to be the potential acquirer of Stardust Power and how the final decision was reached.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the SPAC’s Sponsor did not consider more than one active SPAC to be the potential acquirer of Stardust Power. A representative of Cohen introduced Mr. Pujari to the Chief Financial Officer of the Company on September 29, 2023 and noted that, given the remaining time the Company had to complete a business combination under its existing Memorandum and Articles of Association, Cohen believed Stardust Power would be able to move efficiently through the business combination process due to their previous interactions with other special purpose acquisition companies. At this time, Constellation Acquisition Corp I was already discussing a potential business combination with a target and did not consider a business combination with Stardust Power. The Company has revised the disclosure on page 145 of the Revised Registration Statement.

Business of Stardust Power

Lithium Industry, page 253

18.

We note your response to comment 46 and your revised disclosure throughout this section beginning on page 253 and reissue the comment in part. We also note your disclosure on pages 254 and 255 that “the majority of global refining capacity is currently located in Asia” and that your objective is “to emerge as a significant supplier of lithium products within the United States.” We further note, however, your disclosure on page 266 that there are “other lithium refineries which are in the process of being constructed in the United States.” Please revise your discussion of the industry and competitive landscape to address the current and anticipated U.S. refinery competitive landscape, including whether other new market entrants are expected and Stardust Power’s position relative to other potential new entrants.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 257, 258 and 259 of the Revised Registration Statement.

Overall Market Opportunity, page 255

19.

We note your response to comment 48 and your revised disclosure here that addresses your total addressable market and the estimated number of EVs Stardust Power anticipates it will be able to supply. If you retain your disclosure noting the global lithium market valuation of $4.65 billion in 2021, please revise to clarify that the value of the EV market addressable by your products is significantly lower.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 259 of the Revised Registration Statement.

Stardust Power’s Strategy, page 262

20.

We note your response to prior comment 50 and revised disclosures. As it appears that the technical feasibility of the refinery is material to your business operations, please tell us what consideration you have given to filing Critical Issues Analysis and geotechnical report as exhibits with your registration statement.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that these studies are elements of preliminary project planning, that the Company believes it has disclosed the material findings of the Critical Issues Analysis and the geotechnical report in the proxy statement/prospectus, and that the filing of such reports is not material to investors. Accordingly, the Company does not believe that such reports are required to be filed, or that such stand-alone preliminary environmental studies are typically filed as exhibits to Commission filings.

Supply Feedstock, page 266

21.	We note your response to comment 52 and your revised disclosure beginning on page 266. Please revise your disclosure with respect to the following items:

•

With respect to your agreement with Usha Resources, we note your disclosure that “[a]s part of a definitive agreement, Stardust Power would be required to invest into the development of the Jackpot Lake project.” Please revise your disclosure to further discuss the material terms of this investment, including the amount to be invested and potential timeline.

•

With respect to your agreement with Hatch, we note your revised disclosure that “Hatch has not transferred any intellectual property to Stardust Power.” Please clarify whether it is anticipated that there may be any intellectual property developed that could be transferred pursuant to the agreement

Additionally, we note your response that this agreement does not need to be filed as it “does not relate to the purchase and sale of any products” and “the Company is not substantially dependent on the Hatch agreement to conduct its business.” We further note, however, that the construction and eventual operation of your refinery appears to depend on the results of the Hatch assessment and scoping study, in particular as Hatch appears to be developing and mapping out an estimated target schedule for the refinery build. Please revise to disclose all material provisions of the agreement, including termination provision, and to file this agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 271 and 272 of the Revised Registration Statement to further discuss the potential terms of a definitive agreement with Usha Resources.

The Company further advises the Staff that it continues to believe that its agreement with Hatch is not material, and that it believes it has disclosed the material terms of the Hatch engagement and deliverables. The structure of the relationship with Hatch has been on a task-specific basis, such that Hatch submits a proposal to undertake a task, and the Company accepts the proposal pursuant to standardized terms and conditions. However, this is not a long-term arrangement, and the Company is not committed to Hatch beyond paying for the deliverables the Staff mentioned. More studies and analyses will need to be undertaken before the Company makes a construction decision, and the Company has not entered into an agreement with any vendor with respect to that work. Furthermore, at the time the Company decides to move forward with any construction, it would enter into new agreements with vendors to provide design and construction services.

22.

We note your response to comment 53 and reissue the comment in part. In particular with respect to your agreements with Usha, IGX, QXR and Zelandez, which appear to relate to securing feedstock supply, please revise your disclosure to include more specific disclosures with respect to the timelines and potential need for additional financing for each counterparty to successfully complete its aim to produce a feedstock supply. We note that Stardust Power has or may provide an investment in each counterparty under the Usha, IGX and QXR agreements.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 271, 272 and 273 of the Revised Registration Statement. The Company further advises the Staff that the Company’s response to the Staff’s comment is limited to publicly available information relating to Usha, IGX, QXR and Zelandez. With respect to Usha, IGX and QXR, the Company understands that those projects are early stage and detailed information about potential financing needs and timeline is not available. Furthermore, the Company’s potential investments into these companies are subject to, among other things, the results of the Company’s due diligence investigation, which is in early stages with respect to each counterparty.

Incentives, page 274

23.

We note your response to prior comment 45 and your revised disclosure. We note the disclosure that management believes that Stardust Power may benefit from substantial grants, financing, and other incentives provided by various government organizations designed to facilitate the manufacturing of battery-grade lithium products and has engaged the services of industry experts to assist in applying for government grants, such as those in Oklahoma. Please clarify the status of any applications for incentive programs proposed by Stardust Power.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 281 of the Revised Registration Statement.

Competitive Strengths, page 276

24.

We note your response to prior comment 55 and revised disclosures. Please revise to further balance the disclosures in the bulleted points by noting that you have not commenced operations at your refinery and have yet to produce any lithium products.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 282 of the Revised Registration Statement.

Competitive Strengths, page 276

Anti-takeover Effects of the Proposed Certificate of Incorporation and the Proposed Bylaws

Classified Board, page 340

25.

We note your disclosure that following the business combination, the combined company board will be a classified board. Please amend your risk factor disclosure on page 88 to also describe the risks to investors, including any anti-takeover effects, of your classified board.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 35 and 90 of the Revised Registration Statement.

General

26.

We note your response to comment 47 and reissue the comment. Please revise all graphs and figures throughout this section so that all fonts are clearly legible. For example, please increase the font size for the flowsheets provided on pages 266 and 270. Revise all graphs and figures throughout the registration statement as needed.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the graphs and figures throughout the Revised Registration Statement.

27.	We note your response to comment 59 and we reissue the comment in part. Please also disclose the reasons for the fee waiver.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 112 and 231 of the Revised Registration Statement.

28.

We note disclosure in a Form 8-K filed on April 8, 2024 that on April 5, 2024, Global Partner Sponsor II LLC, the Sponsor converted 7,400,000 of GPAC II’s Class B ordinary shares into Class A ordinary shares on a one-for-one basis. It was further disclosed that after conversion, GPAC II has a total of 9,194,585 Class A Ordinary Shares and 100,000 Class B Ordinary Shares outstanding. Please revise to clarify whether the Sponsor will vote to approve the initial business combination with the additional Class A Ordinary Shares.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6, 25, 44, 163 and 251 of the Revised Registration Statement.

29.

In the Form 425 filed on March 21, 2024, you state that capital expenditure requirements for the refinery itself is estimated to be over $1.2 billion. Please revise your Liquidity and Capital Resources section and other relevant sections of your registration statement to provide additional details regarding your capital expenditures for the refinery.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 294 of the Revised Registration Statement.

We respectfully request the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Peter Seligson of Kirkland & Ellis LLP at (212) 446-4756 or Anne G. Peetz of Kirkland & Ellis LLP at (713) 836-3711 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

GLOBAL PARTNER ACQUISITION CORP II

/s/ Chandra R. Patel
Name: Chandra R. Patel
Title: Chief Executive Officer

Enclosures

cc:	Julian J. Seiguer, P.C., Kirkland & Ellis LLP
Peter Seligson, P.C., Kirkland & Ellis LLP Anne G. Peetz, Kirkland & Ellis LLP